FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, October 9, 2008

FAIRFAX ANNOUNCES FURTHER ACQUISITION OF INTERNATIONAL FOREST PRODUCTS SHARES

Fairfax Financial Holdings Limited (TSX and NYSE:FFH) announced today that it has acquired, through its subsidiaries, 2,300,000 Class A shares of International Forest Products Ltd., bringing its total holdings in the company to 9,097,700 Class A shares or approximately 19.73% of the total Class A shares outstanding.  The shares were purchased through the facilities of the Toronto Stock Exchange for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional International Forest Product shares from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:          Greg Taylor, Chief Financial Officer, at (416) 367-4941

                      Media Contact
              Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946